UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

8 June 2023
Commission File No. 001-32846

____________________________
CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Results of Scheme Meeting and EGM

CRH plc
(the "Company")

8 June 2023

 RESULTS OF IRISH HIGH COURT CONVENED SHAREHOLDER MEETING & EXTRAORDINARY GENERAL MEETING

All resolutions proposed at the Irish High Court Convened Shareholder Meeting and the Extraordinary General Meeting of the Company (the "Meetings") held earlier today, 8 June 2023, in connection with the proposal to transfer the Company's primary listing to the New York Stock Exchange and the transfer of the Company's listing category of ordinary shares on the London Stock Exchange from a premium listing to a standard listing together with the approval of a scheme of arrangement to effect the migration of the settlement system applicable to the Company's ordinary shares held electronically from Euroclear Bank to the Depositary Trust Company (the "Scheme"), were duly passed.

The full text of the resolutions is set out in the circular to Shareholders, which includes the Notices of the Meetings, issued on 9 May 2023 (the "Circular") and can be found on the Company's website, www.crh.com.

Voting at the Meetings was conducted by way of a poll and the results are available on the Company's website.

The Scheme is subject to certain conditions which are set out in the scheme document (included in the Circular), including approval by the Irish High Court of the Scheme.

For the purposes of Listing Rule 9.6.3, copies of the resolutions passed at the meetings have been submitted to the U.K. National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

Enquiries

Contact
Neil Colgan
Company Secretary
Tel: 00 3531 6344340

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 8 June 2023
By:___/s/Neil Colgan___
N.Colgan
Company Secretary